NEWS RELEASE

ELD No. 07-11

TSX: ELD  AMEX: EGO

July 5, 2007

Eldorado Reports Drilling Results from the Tanjianshan Project,

Including 27.1 g/t Au over 9.8 meters

VANCOUVER, BC – Norman S. Pitcher, Chief Operating Officer of Eldorado Gold Corporation (‘Eldorado” the “Company” or “we”) is pleased to announce initial results from the exploration diamond drilling program at the Tanjianshan Mine (“TJS”) in China.  The 2007 program totalling 25,800 meters is designed to test various short and long term targets near the Jinlonggou (“JLG”) and Qinlongtan deposits.

This program is currently focused on an area of known mineralization immediately north of the JLG pit boundary (see Figure 1).  Designated as JLG North, this area lies outside the current resources and reserves, and has been subject to limited historical artisanal mining in the past prior to Afcan and Eldorado’s involvement.

The structural continuity of the ore zones is not clearly understood at this point, and true widths are unknown.  The table below shows the significant assays to date.  Holes not listed contained only minor mineralization.

DHID	From	To	Width	Au g/t
JD243	36.60	42.10	5.50	25.58
JD247	26.90	52.10	25.20	10.04
including	33.00	41.10	8.10	23.42
JD248	23.00	32.80	9.80	27.13
JD249	11.90	17.80	5.90	8.16
JD249	27.60	29.80	2.20	4.71
JD260	9.15	11.15	2.00	9.87
JD260	28.70	31.00	2.30	3.63

Norman Pitcher commented, “This is an excellent start to the drilling program at TJS.  Given the location of this target next to the open pit we will continue with an aggressive program designed to add to our resource and reserve base.”

Stephen Juras, Ph.D., P.Geo., Manager, Geology is the qualified person for the technical disclosure in this press release.  Samples are prepared at Eldorado’s on-site facility in China and assayed at the SGS facility at Tianjin, China.  Analysis for gold is done on sawn half core samples using fire assay methods.  Standard reference materials, blank and field duplicate samples are inserted prior to shipment from site to monitor the quality control of the assay data.  In addition, approximately 10% of the samples are re-submitted for duplicate analysis at STAR laboratory in Perth, Australia.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. We operate Kisladag Mine and Tanjianshan Mine. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Norman S. Pitcher”

Norman S. Pitcher

Chief Operating Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Tanjianshan Gold Project

Jinlonggou North Drilling Program (Figure 1)

eldoradogold

16000 E
16100 E
16200 E
16300 E
16400 E
16500 E
16600 E
16700 E
16800 E
16900 E
11700 N
11600 N
11500 N
11400 N
11300 N
11200 N
(See Figure 2 for details)
JD260
JD258
JD257
JD255
JD261
JD256
JD248
JD254
JD253
JD245
JD246
JD252
JD243
JD244
JD251
JD259
JD249
JD247
JD250
N
JLG Current Final Pit Limit
Legend
New 2007 Drill Holes
New 2007 Drill Holes Results Pending
Drill Holes Completed (2006 and earlier)
Road
-50
0
50
100
150
(m)

Tanjianshan Gold Project

Jinlonggou North Drilling Program (Figure 2)

eldoradogold

Legend
New 2007 Drill Holes
New 2007 Drill Holes Results Pending
Drill Holes Completed (2006 and earlier)
Road
0
25
50
75
100
(m)
16300 E
16400 E
16500 E
16600 E
11700 N
11600 N
JLG Current Final Pit Limit
JD260
JD258
JD257
JD255
JD261
JD248
JD256
JD254
JD253
JD245
JD246
JD252
JD247
JD250
JD243
JD244
JD251
JD259
JD249